EXHIBIT 21
RENTRAK CORPORATION & SUBSIDIARIES

ENTITY (1)	DOMICILE
Rentrak Corporation	Oregon

Foreign Subsidiaries
Rentrak C.V. (2)	Netherlands

(1)
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of subsidiaries of Rentrak Corporation (other than Rentrak C.V.) are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.

(2)
Wholly owned subsidiaries of Rentrak C.V. are omitted pursuant to Item 601(b)(21)(ii) of Regulation S-K. One foreign holding company and seven foreign subsidiaries omitted are included in our Movies Everywhere™ line of business. One foreign joint venture associated with our TV Essentials® product line has also been omitted.